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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hydril Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

4487774 10 9

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 448774 10 9

1.	Name of Reporting Person: Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: The trust is governed by the laws of the State of California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: none

		6.	Shared Voting Power: 1,950,141

		7.	Sole Dispositive Power: none

		8.	Shared Dispositive Power: 1,950,141

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,950,141

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 22.4%(1)

12.	Type of Reporting Person (See Instructions): 00

13G
CUSIP No. 448774 10 9

1.	Name of Reporting Person: The Seaver Institute		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 486,715

		6.	Shared Voting Power: 1,950,141(2)

		7.	Sole Dispositive Power: 486,715

		8.	Shared Dispositive Power: 1,950,141(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,436,856

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 28.0%(3)

12.	Type of Reporting Person (See Instructions): CO

13G

Item 1.
	(a)	Name of Issuer:
Hydril Company
	(b)	Address of Issuer's Principal Executive Offices:
3300 North Sam Houston Parkway East Houston, Texas 77032-3411

Item 2.
	(a)	Name of Person Filing:
Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased
	(b)	Address of Principal Business Office or, if none, Residence:
c/o The Seaver Institute 11611 San Vicente Blvd., Ste. 545 Los Angeles, CA 90049
	(c)	Citizenship:
The trust is governed by the laws of the State of California
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
448774 10 9
	(a)	Name of Person Filing:
The Seaver Institute
	(b)	Address of Principal Business Office or, if none, Residence:
11611 San Vicente Blvd., Ste. 545 Los Angeles, CA 90049
	(c)	Citizenship:
California
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
448774 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☐ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
For the Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased: Such trust may be deemed to beneficially own 1,950,141 shares of class B common stock. Each share of class B common stock is immediately convertible into one share of common stock. The beneficiaries of such trust are various educational and religious institutions.
	(a)	Amount beneficially owned:
1,950,141
	(b)	Percent of class:
22.4% (See footnote 1 to item 11 on cover page)
	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
none
(ii) Shared power to vote or to direct the vote:
1,950,141
(iii) Sole power to dispose or to direct the disposition of:
none
(iv) Shared power to dispose or to direct the disposition of:
1,950,141
For the Seaver Institute: The Seaver Institute may be deemed to beneficially own: (1) 486,715 shares of class B common stock sold by The Seaver Institute, and (2) 1,950,141 s hares of class B common stock held by The Seaver Institute as sole trustee of a trust created under Paragraph VIII of the Will of Frank R. Seaver, Deceased, of which the beneficiaries are various educational and religious institutions. Each share of class B common stock is immediately convertible into one share of common stock.
	(a)	Amount beneficially owned:
2,436,856
	(b)	Percent of class:
28.0%
	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
486,715
(ii) Shared power to vote or to direct the vote:
1,950,141
(iii) Sole power to dispose or to direct the disposition of:
486,715
(iv) Shared power to dispose or to direct the disposition of:
1,950,141
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2003

Company Name(s):

THE SEAVER INSTITUTE, as Trustee Under Paragraph VIII of the Will of Frank R. Seaver, Deceased

The Seaver Institute, as Trustee

By:	/s/ Victoria Seaver Dean
Name:	Victoria Seaver Dean,
Title:	President

THE SEAVER INSTITUTE

By:	/s/ Victoria Seaver Dean
Name:	Victoria Seaver Dean,
Title:	President

Footnotes:

(1) This figure reflects that the Trust under Paragraph VIII of the Will of Frank R Seaver, Deceased, may be deemed the beneficial owner of 1,950,141 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2002, as of November 5, 2002, there were a total of 15,328,438 shares of common stock outstanding and 7,182,427 shares of class B common stock outstanding. The Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased, may be deemed to have 22.4% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

(2) These shares are held by the Trust under Paragraph VIII of the Will of Frank R. Seaver, Deceased.

(3) This figure reflects that The Seaver Institute may be deemed the beneficial owner of 2,436,856 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2002, as of November 5, 2002, there were a total of 15,328,438 shares of common stock outstanding and 7,182,427 shares of class B common stock outstanding. The Seaver Institute may be deemed to have 28.0% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock

EXHIBIT INDEX

EXHIBIT          Joint filing agreement.